November 7, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Affirmative Insurance Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 31, 2011

File No. 000-50795

Dear Mr. Rosenberg:

We are in receipt of that certain correspondence dated October 25, 2011 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the year ended December 31, 2010, of Affirmative Insurance Holdings, Inc. (“Affirmative”).

In the Comment Letter, you indicated that we should respond to the comments contained therein within ten (10) business days or tell the Staff when we will provide a response. We appreciate the Staff’s comments, and wish to ensure that we have sufficient time to respond to the Comment Letter appropriately. Accordingly, this correspondence will confirm that we will submit a written response to the Staff’s comments in the Comment Letter on or before Monday, November 21, 2011.

Thank you for your attention to this matter. If you have any questions or comments, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Michael J. McClure

Michael J. McClure

Executive Vice President &

Chief Financial Officer

Affirmative Insurance Holdings, Inc.

4450 Sojourn Drive, Suite 500

Addison, Texas 75001

Telephone: (630) 560-7205

Facsimile: (630) 560-7013

E-Mail: michael.mcclure@affirmativeinsurance.com